UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 18)

                      First of Michigan Capital Corporation
                                (Name of Issuer)

                     Common Stock, Par Value $.10 Per Share
                         (Title of Class of Securities)

                                   233326 10 7
                                 (CUSIP Number)

                                    Copy to:


Robert C. Canfield, Esq.                          John F. Marvin, Esq.
DST Systems, Inc.                                 Sonnenschein Nath & Rosenthal
333 West 11th Street, 5th Floor                   4520 Main Street, Suite 1100
Kansas City, Missouri 64105                       Kansas City, Missouri 64111
(816) 435-1000                                    (816) 932-4400
FAX: (816) 435-8630                               FAX: (816) 531-7545
---------------------------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to receive Notices and Communications)

                                  June 11, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                                  SCHEDULE 13D


1.  Name Of Reporting Person
    Social Security No. or I.R.S. Identification No. Of Above Person:

                                DST Systems, Inc.

2.  Check The Appropriate Box If A Member Of A Group: (a) |_| (b) |_|

3.  SEC Use Only

4.  Source of Funds: N/A

5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) |_|

6.  Citizenship Or Place Of Organization: Delaware

7.  Sole Voting Power: 640,422

8.  Shared Voting Power: ---

9.  Sole Dispositive Power: 640,422

10. Shared Dispositive Power: ---

11. Aggregate Amount Beneficially Owned By Each Reporting Person: 640,422

12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares |_|

13. Percent Of Class Represented By Amount In Row (11) 25.6%

14. Type Of Reporting Person: CO

                        AMENDMENT NO. 18 TO SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

         This Amendment No. 18 to Schedule 13D is filed on behalf of DST Systems, Inc., ("DST") to reflect recent developments in connection with DST's ownership of the common stock, $.10 par value (the "Common Stock"), of First of Michigan Capital Corporation (the "Issuer"). Reference is made to the initial statement on Schedule 13D dated as of April 23, 1982 (the "DST Statement") as amended by Amendments No. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16,
and 17 thereto, dated May 26, 1982, August 6, 1982, August 30, 1983, October 27, 1983, June 26, 1984, January 22, 1985, July 9, 1985, August 5, 1985, September
17, 1985, November 19, 1985, March 11, 1986, December 30, 1986, January 7, 1993,
August 26, 1993, November 21, 1995, April 10, 1996, and June 18, 1996,
respectively. The DST Statement is hereby further amended and supplemented as follows:

Item 4.  Purpose of Transaction.

         DST is not acquiring securities of the Issuer. DST has the following plans or proposals relating to the events described in paragraphs (a) through
(j) of Item 4 of the instructions to Schedule 13D.

         As of June 11, 1997, DST entered into (a) a Securities Purchase Agreement among DST, 1888 Limited Partnership ("1888"), and FMCC Acquisition Corporation ("FMCC") pursuant to which DST, upon the occurrence of certain conditions described below, agreed to (i) sell 640,422 shares of the Common Stock to FMCC (the "FMCC Sale") and (ii) use its best efforts to cause certain other beneficial owners of the Common Stock to tender the Common Stock to FMCC pursuant to the Tender Offer (defined below); and (b) a Tender Offer Agreement (amended June 17, 1997) among DST, 1888, FMCC, and Issuer pursuant to which DST made certain agreements, representations and warranties with respect to the accuracy of certain information it has supplied FMCC which has or may be provided to the Securities and Exchange Commission and the Issuer's shareholders in connection with the Tender Offer.

         DST's obligations under the Securities Purchase Agreement were conditioned on commencement of an offer by FMCC to purchase all outstanding shares of the Common Stock (the "Tender Offer"). The Tender Offer is described in Schedules 14D-1 and 13D filed by FMCC on June 18, 1997 and commenced on June 18, 1997. FMCC's obligations under the Securities Purchase Agreement are conditioned on the entire Board of Directors of Issuer being composed of designees of FMCC at the closing of the FMCC Sale, provided that FMCC shall have used its best efforts to make such designations prior to the closing. The FMCC Sale is also conditioned on the following: (a) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and compliance with the requirements of the Securities Exchange Act of 1934, (b) receipt of all material regulatory approvals required in connection with the execution, delivery and performance of the Securities Purchase Agreement, (c) performance in all material respects by the parties of their respective obligations under the Securities Purchase Agreement and the accuracy in all material respects as of the closing of the FMCC Sale of the representations and warranties of the parties in the Securities Purchase Agreement, (d) the absence of any order or injunction prohibiting the consummation of the transactions contemplated by the Securities Purchase Agreement, and (e) the absence of any pending action, suit or proceeding involving the parties to the Securities Purchase Agreement or the Issuer that would or reasonably would be expected to prevent or materially delay the consummation of the transaction contemplated by the Securities Purchase Agreement or result in material damages in connection therewith.

     On June 18, 1997, DST made a gift of 35,000 shares of the Common Stock to The Greater Kansas City Community Foundation.

     DST has no other present plans or intentions which relate to or would result in any of the events described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Items 7, 8, 9, 10, 11 and 13 of the inside cover page of Schedule 13D are hereby incorporated by reference in response to this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         In addition to the agreements described in Item 4 above, DST is a party to an agreement among the parties to the FMCC Sale and The Bank of New York (the "Bank") dated as of June 11, 1997 pursuant to which the Bank will hold in escrow the Common Stock subject to the FMCC Sale and the purchase price for such stock to be paid by FMCC pending closing of the FMCC Sale.

Item 7.  Material to be Filed as Exhibits.

         The following documents are incorporated by reference herein pursuant to Rule 12b-32 under the Exchange Act as the following exhibits to this Amendment.

         99.1 The Tender Offer Agreement dated as of June 11, 1997 by and among FMCC, DST, 1888 and the Issuer, which is attached as Exhibit (c)(3) of the
Schedule 14D-1 dated June 18, 1997 (SEC File No. 005-13374) (the "Schedule 14D-1").

         99.2 The Securities Purchase Agreement dated as of June 11, 1997 by and among FMCC, DST, 1888 and the Issuer, which is attached as Exhibit (c)(1) of the
Schedule 14D-1.

         99.3 The Sellers Escrow Agreement dated as of June 11, 1997 by and among FMCC, DST, 1888 and the Escrow Agent named therein, which is attached as Exhibit (c)(2) of the Schedule 14D-1.

         99.4 The letter amendment of the Tender Offer Agreement dated June 11, 1997 by and among FMCC, DST, 1888 and the Issuer, which is attached as Exhibit
(c)(6) of the Schedule 14D-1.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

         Dated June 25, 1997.

                                 DST SYSTEMS, INC.



                                 By:      /s/ Robert C. Canfield
                                          Robert C. Canfield
                                          Senior Vice President, General Counsel
                                          and Secretary